SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

                                (Amendment No. _)

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Filed by a Party other than the Registrant |_|

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                             Forgent Networks, Inc.
                    108 Wild Basin Road, Austin, Texas 78746


     (Name of Person(s) Filing Proxy Statement if other than the Registrant)


              The Red Oak Fund, LP, a Delaware limited partnership;

     Pinnacle Fund, LLLP, a Colorado limited liability limited partnership;

       Bear Market Opportunity Fund, L.P., a Delaware limited partnership;

          Pinnacle Partners, LLC, a Colorado limited liability company;

          Red Oak Partners, LLC, a New York limited liability company;

                                 David Sandberg.

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Red Oak Partners and Pinnacle Fund Thank Asure Holders for Support in Successful
Proxy Contest, Hope to Work with Asure Software to Enact Appropriate Change in the Interests of Shareholders


New York, New York, June 4, 2009. Pinnacle Fund (controlled by Pinnacle Partners, LLC which is partly controlled by Red Oak Partners, LLC) today thanked the stockholders of Asure Software ("ASUR" or the "Company") for their support of Pinnacle's successful efforts to oppose Asure's Go-Private proposals. Pinnacle noted that, although only Asure has access to full voting results and proxies could have been revoked, according to the information available to Pinnacle more than 44% of the shares voted outright against the Go-Private proposals and another 5% abstained. Further, Pinnacle was informed that in addition approximately another 3% of shares voted or planned to vote against the proposals as well, resulting in an estimated 52% to 32% margin of victory.

David Sandberg, the portfolio manager of the Pinnacle Fund, stated, "We are pleased with the outcome but disappointed with the process because we believe a significant amount of shareholder money was wasted on this effort and this could have been avoided. Pinnacle kept its expenses to a minimum while Asure's solicitation effort, which - according to numerous shareholders who contacted Pinnacle - included as many as four phone calls per shareholder from Asure's proxy solicitors, appears to have imposed a significant cost on the Company and
its shareholders.    As an already large shareholder at the time, we openly
expressed our concerns to management regarding the Go-Private efforts, beginning the day it was announced in January. They initially informed us that we were the only shareholders to oppose this effort, something we did not believe (clearly we were right). Nevertheless, we are happy to see the proposals voted down and appreciate ASUR's Board at least canceling its special meeting to save some costs." Mr. Sandberg continued, "Sometimes change is good, whether it be at a successful or a struggling company. I believe shareholders have a clear interest in pursuing a different direction. This is not so much a criticism of management as it is a preference to pass the torch, and to this effect, we recently named a superb slate of Board candidates which includes two prior Board members of Iemployee who served while it was a thriving and growing company;
two individuals with a history of successfully building and growing technology companies and two representatives from Red Oak who possess significant public market and micro-cap knowledge and have a highly vested interest in Asure's success. We are excited with our slate, believe that change is both wanted by Asure's shareholders and is a good thing, and hope that Asure's management and Board will consider that their duty is to represent the best interests of their shareholders and recognize it's their shareholders who are pursuing this. Although clearly prepared to do so, we hope to not have to engage ASUR in another costly proxy contest and instead wish to work with its Board as soon as possible towards cost reductions and Board elections."


If you have further questions please contact David Sandberg at (212) 614-8952 or dsandberg@redoakpartners.com.


Pinnacle intends to file a definitive proxy statement soliciting votes for Pinnacle's nominees to the Company's board of directors. Pinnacle is not asking you at this time to vote on its slate of directors. Once Pinnacle's definitive proxy statement for the annual meeting becomes available, Pinnacle strongly advises stockholders to carefully read that definitive proxy statement, as it
will contain important information.   Information concerning Pinnacle and any
other persons deemed participants in Pinnacle's solicitation of proxies from stockholders in connection with the annual meeting will be available in Pinnacle's definitive proxy statement for the annual meeting. Once Pinnacle's definitive proxy statement for the annual meeting becomes available, stockholders will be able to obtain, free of charge, copies of that statement and any other documents Pinnacle files with or furnishes to the Securities and Exchange Commission through the Securities and Exchange Commission's website at www.sec.gov.